April 25, 2019

HP Jin
Chairman of the Board of Directors, President, Chief Executive Officer Telenav, Inc.
4655 Great America Parkway, Suite 300
Santa Clara, CA 95054

       Re: Telenav, Inc.
           Form 10-K for Fiscal Year Ended June 30, 2018
           Filed September 12, 2018
           File No. 001-34720
           Form 10-Q for Fiscal Quarter Ended December 31, 2018
           Filed February 8, 2019
           File No. 001-34720

Dear Dr. Jin:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key operating and financial performance metrics, page 28

1. The adjustments made for changes in deferred revenue and deferred costs in computing your non-GAAP performance measures "direct contribution from billings" and "adjusted cash flow from operations" appear to accelerate the recognition of revenue and costs that otherwise would not be recognized in the periods for which the measures are presented.
       Accordingly, these measures appear to substitute a tailored accounting recognition method for that prescribed by GAAP and do not comply with Question 100.04 of the staff's
       Compliance & Discussion Interpretations "Non-GAAP Financial Measures." Please
       remove these adjustments from your computations.

       In closing, we remind you that the company and its management are responsible for the
 HP Jin
Telenav, Inc.
April 25, 2019
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNameHP Jin                                  Sincerely,
Comapany NameTelenav, Inc.
                                                          Division of
Corporation Finance
April 25, 2019 Page 2                                     Office of
Transportation and Leisure
FirstName LastName